Issued on behalf of Reed Elsevier PLC

Disclosure of Interest in Voting Shares

The interest of Prudential plc in the ordinary shares of Reed Elsevier PLC is now 41,760,103 shares, representing 3.29% of the Company’s current issued share capital.  Prudential Assurance Company Limited, a subsidiary of Prudential plc, no longer has a notifiable interest in the issued share capital of the Company.